ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Osmotica Pharmaceuticals plc

400 Crossing Boulevard

Bridgewater, New Jersey 08807

Attn:  Christopher Klein, General Counsel and Secretary

Telephone:  (908) 809-1300

September 19, 2018

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE PORTIONS IDENTIFIED BY THE PLACEHOLDER MARK “[***].”

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         Michael Killoy/David Link

Re:                             Osmotica Pharmaceuticals plc

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227357

Ladies and Gentleman:

This letter is being supplementally furnished on behalf of Osmotica Pharmaceuticals plc (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-227357) that was filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018 (as may be further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s ordinary shares.

The Company respectfully requests confidential treatment for the bracketed information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83, and that the Commission provide timely notice to Christopher Klein, General Counsel and Secretary, Osmotica Pharmaceuticals plc, 400 Crossing Boulevard, Bridgewater, New Jersey 08807 before it permits disclosure of such information.

CONFIDENTIAL TREATMENT REQUESTED BY OSMOTICA PHARMACEUTICALS PLC

OSMT-001

The Company supplementally advises the staff (the “Staff”) of the Commission that, based on discussions with the Company’s Board of Directors and in part on input provided by the underwriters, the Company currently anticipates that the price range for the IPO is expected to be within the range of $[***] to $[***] per ordinary share before giving effect to the adjustments in the number of outstanding shares as part of the Reorganization as described in the Registration Statement (the “Preliminary Price Range”), considering information currently available and current market conditions.

The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement remains under discussion among the Company and the underwriters.  This price range has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time.  However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.  The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus.  This price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Grant Date Fair Value Determinations

The Company would like to supplementally provide the following information to the Staff regarding recent valuations of Osmotica Holdings S.C.Sp.’s common units prior to the IPO.  In connection with the IPO, the Company will complete the Reorganization whereby Osmotica Holdings S.C.Sp. will become a wholly-owned subsidiary of the Company and all holders of equity interests in Osmotica Holdings S.C.Sp. will become security holders of the Company. Prior to the Reorganization, the Company will have no material assets and will conduct no operations other than operations incidental to its formation, the Reorganization and the IPO. The following table lists option awards granted by Osmotica Holdings S.C.Sp. during the twelve months preceding the filing of the Registration Statement (the Company has not granted any equity award during such twelve-month period).

Grant Date	Total Shares Underlying Options at Grant	Grant Date Fair Value Per Share	Exercise Price Per Share
9/22/2017	5,000	$640.00	$640.00
12/12/2017	800	$683.60	$683.60

CONFIDENTIAL TREATMENT REQUESTED BY OSMOTICA PHARMACEUTICALS PLC

OSMT-002

As noted above, the Company’s estimate of the fair value of the Osmotica Holdings S.C.Sp. common units (which are the predecessor equity interests to the Company’s ordinary shares) was $683.60 per share as of December 12, 2017.  This valuation represented a $43.60 increase from the valuation as of September 22, 2017 due to, among other factors, the increased probability of a successful IPO and the entry into a stock purchase agreement to purchase RevitaLid, Inc., the principal asset of which is RVL-1201, in October 2017.  The Company’s Board of Directors estimates the fair value of the Company’s ordinary shares using a market approach that considers share liquidation preferences, minority status, financial performance and leverage, as well as market multiples of companies in similar industries. In addition, the Board of Directors of Osmotica Holdings S.C.Sp. has periodically determined, for financial reporting purposes, the estimated fair value of its common equity at various dates taking into consideration feedback from management. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of judgment of management and the Board of Directors.

Estimated Initial Public Offering Price

The Company, with input from the underwriters, determined the Preliminary Price Range to be $[***] to $[***] per ordinary share, before giving effect to the adjustments in the number of outstanding shares as part of the Reorganization.  The Company notes that, as is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors.  The factors considered in setting the Preliminary Price Range included:

•                  a fundamental analysis of the business including a discounted cash flow valuation;

•                  an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•                  the general condition of the securities market and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

•                  the Company’s belief that the public trading market would remain receptive to companies in the biopharmaceutical industry; and

•                  the Company’s belief that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the Company.

The Company believes that the difference in value reflected between the high end of the Preliminary Price Range and the determination of the fair value of the Osmotica Holdings S.C.Sp. common units on December 12, 2017 is primarily the result of the following events and circumstances:

CONFIDENTIAL TREATMENT REQUESTED BY OSMOTICA PHARMACEUTICALS PLC

OSMT-003

•                  The Preliminary Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s ordinary shares, resulting in an increased ordinary share valuation.

•                  The proceeds from a successful IPO are expected to substantially strengthen the Company’s results of operations and financial position by eliminating high-cost debt and reducing the Company’s overall debt balance.  As described in the “Use of Proceeds” section of the Registration Statement, the net proceeds of the IPO are expected to be applied to repay indebtedness under the Company’s senior secured credit facilities. This repayment of indebtedness is expected to have a beneficial effect on the Company’s results of operations and financial position through a reduction in interest expense, and as a result, has influenced the higher Preliminary Price Range.

•                  On December 21, 2017, Osmotica Holdings S.C.Sp. amended its senior secured credit facilities to refinance its existing indebtedness, which lowered its borrowing costs.

•                  Osmotica Holdings S.C.Sp. launched M-72, one of its five promoted products, in the second quarter of 2018.

•                  The U.S. Food and Drug Administration approved Osmolex ER on February 16, 2018 and the Company has made significant progress toward the targeted launch of this product candidate in the second half of 2018.

•                  The Company has continued to advance the clinical development of its other leading product candidates.  In particular, the second Phase III clinical trials for each of Ontinua ER and RVL-1201 have continued to progress.  The Company anticipates enrollment for Ontinua ER’s 510-patient trial for muscle spasticity in multiple sclerosis patients and RVL-1201’s 156-patient trial for blepharoptosis, or droopy eyelid, to be completed by the end of 2018.

In conclusion, the Company respectfully submits that the difference between the valuation as of December 12, 2017 and the Preliminary Price Range is reasonable.  In light of the proposed IPO, if it were determined that the actual fair values were equal to the high end of the Preliminary Price Range rather than the fair values that were utilized, the Company believes that any resulting increase in ordinary share compensation expense would not be material to the Company’s results of operations for the year ended December 31, 2017 or the six months ended June 30, 2018.  Further, a resulting increase in compensation expense would have no impact on Adjusted EBITDA, which the Company believes will be a primary supplemental metric that potential investors will use to evaluate the ordinary shares in the IPO and in the future.

Because of the financially sensitive nature of the Preliminary Price Range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.  The Company respectfully requests that the Staff return the unredacted version of this letter to the Company pursuant to Rule 418 of the Securities

CONFIDENTIAL TREATMENT REQUESTED BY OSMOTICA PHARMACEUTICALS PLC

OSMT-004

Act once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802.

Sincerely,

/s/ Craig E. Marcus
Craig E. Marcus

cc:                                Christopher Klein (Osmotica Pharmaceuticals plc)

Marc D. Jaffe (Latham & Watkins LLP)

CONFIDENTIAL TREATMENT REQUESTED BY OSMOTICA PHARMACEUTICALS PLC

OSMT-005